SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             ICT Technologies, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                  44929W 10 5
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                                 (CUSIP Number)

                             Vasilios Koutsobinas
                              33 West Main Street
                           Elmsford, New York 10523
                                 (914) 592-1700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   05/09/2002
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 44929W 10 5
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Vasilios Koutsobinas
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Greece
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        77,481,675

    (8) Shared voting power:
        4,852,530

    (9) Sole dispositive power:
        77,481,675

    (10) Shared dispositive power:
         4,852,530

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(11) Aggregate amount beneficially owned by each reporting person.

     82,334,205
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     95.7%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 5 Pages

CUSIP No. 44929W 10 5
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    shainberg, joshua
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |X|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        4,852,530

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         4,852,530

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(11) Aggregate amount beneficially owned by each reporting person.

     4,852,530
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     5.6%
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(14) Type of reporting person (see instructions).

     IN
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Page 3 of 5 Pages

Item 1. Security and Issuer.

        This statement relates to shares of the Common Stock, par value $.001 per share (the \"Shares\"), of ICT Technologies, Inc. (the \"Company\"). The principal executive offices of the Company are located at 33 West Main Street, Elmsford, New York 10523.

Item 2. Identity and Background.

        (a) This Schedule 13D is being filed by each of the following persons:

                 (i)       Vasilios Koutsobinas, an individual; and

                 (ii)      Joshua Shainberg, an individual.


        (b) The principal business address of each of the reporting persons is in care of ICT Technologies, Inc. at 33 West Main Street, Elmsford, New York 10523.

        (c) Vasilios Koutobinas is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Joshua Shainberg is the President of the Company. The Company is a distribution company engaged in the resale of telecommunications products, mobile telephones, air conditioners and motorcycles.

        (d) In December 1998, Joshua Shainberg submitted an Offer of
            Settlement to the National Association of Securities Dealers, Inc., which was accepted, pursuant to which he was censured and barred from association with any NASD member. On November 10, 1999, he became a co-defendant in an action by the Securities and Exchange Commission in the United States District Court for the Eastern District of New York alleging violations of sections 10(b) and 17(a) of the Securities Act.

        (e) Except as aforesaid, during the last five years, neither
            Vasilios Koutsobinas nor Joshua Shainberg has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Vasilios Koutsobinas, Greece;  Joshua Shainberg, United States

Item 3. Source and Amount of Funds or Other Consideration.

        The Shares held by Vasilios Koutsobinas were acquired by him as follows:
        On or about May 9, 2002, the Company consummated a transaction (the \"2002 Transaction\") with Mr. Koutsobinas pursuant to which (i) Mr. Koutsobinas contributed to ICT a 100% ownership interest in Europhone, Inc., Eurospeed, Inc. and Eurokool, Inc. each of which was wholly owned by him prior to the 2002 Transaction, and (ii) Mr. Koutsobinas caused Europhone USA, Inc. (\"Europhone USA\") which at the time the 2002 Transaction was consummated was wholly owned by Mr. Koutsobinas, to perform as agent for the Company certain distribution agreements that had been entered into by Europhone USA. On or about April 29, 2003, Mr. Koutsobinas, Mr. Shainberg, Europhone USA, Inc. and the Company entered into an Amended and Restated Share Acquisition, Voting and Disposition Agreement (the \"Amended Agreement\"), which superseded a series of agreements previously entered into with respect to the 2002 Transaction and amended the terms of the 2002 Transaction to include the contribution by Mr. Koutsobinas to the Company of a 100% ownership interest in Europhone USA, in recognition of the fact that Europhone USA and the Company had been operating on a combined basis since May 9, 2002. In consideration for the assets contributed to the Company by Mr. Koutsobinas, the Company issued 78,000,000 Shares to Mr. Koutsobinas. 10,000,000 of these Shares had initially been issued to Europhone USA and were cancelled and reissued to Mr. Koutsobinas following the contribution of the capital stock of Europhone USA to the Company pursuant to the Amended Agreement.

        In 1997, the Company sold 6,000,000 shares of Common Stock for $0.03 per share to Joshua Shainberg in consideration for an offset of $120,000 in monies due Mr. Shainberg and $60,000 in consulting fees due Mr. Shainberg.

Item 4. Purpose of Transaction.

        The Shares held by Mr. Koutsobinas were purchased in connection with the combination of certain of his business operations with the Company for the purpose of increasing the visibility of those business operations and the liquidity of his interests therein.

        The Shares held by Mr. Shainberg are held for investment purposes.

        Each of Mr. Koutsobinas and Mr. Shainberg may, from time to time, in their capacities as officers and directors of the Company or otherwise, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Shares. The reporting persons may from time to time acquire or dispose of additional Shares in the open market, in privately negotiated transactions or otherwise.

        Except as indicated in this Schedule 13D, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

        (a) Vasilios Koutsobinas is the holder of 77,481,675 Shares and, by virtue of the Amended Agreement, may be deemed to share voting and dispositive power with respect to an additional 4,852,530 Shares with Mr. Shainberg. Accordingly, Mr. Koutsobinas may be deemed to beneficially own 82,334,205 Shares, representing 95.7% of the outstanding Shares. Mr. Koutsobinas disclaims beneficial ownership of all Shares other than those held by him directly.

            Joshua Shainberg is the holder of 4,852,530 Shares and, by virtue of the Amended Agreement, may be deemed to share voting and dispositive power with respect to such Shares with Mr. Koutsobinas. Such Shares represent 5.6% of the outstanding Shares. Mr. Shainberg disclaims beneficial ownership of all Shares other than those held by him directly.

            The group that may be deemed to have been formed by virtue of the Amended Agreement may be deemed to have beneficial ownership of all Shares beneficially owned by Messrs. Koutsobinas and Shainberg. Such Shares, totaling 82,334,205 Shares, represent 95.7% of the outstanding Shares. Each of Messrs. Koutsobinas and Shainberg disclaims the existence of such a group.


        (b) Messrs. Koutsobinas and Shainberg are parties to the voting agreement described below, pursuant to which Mr. Koutsobinas may be deemed to share voting power with respect to the Shares held by Mr. Shainberg. Mr. Koutsobinas has sole voting power with respect to all Shares held by him. Each of Mr. Koutsobinas and Mr. Shainberg has sole dispositive power over the Shares held by him, subject to the terms of the Amended Agreement as described more fully below.

        (c) During the sixty days preceding the filing of this statement, neither of the reporting persons acquired or disposed of any securities of the Company.

        (d) Not applicable

        (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the Amended Agreement, Mr. Shainberg has granted Mr. Koutsobinas a proxy over all shares of capital stock of the Company held by Mr. Shainberg until June 30, 2007. During the period the proxy is in effect, each of Mr. Koutsobinas and Mr. Shainberg have agreed not to sell more than 2 million shares of the Company's common stock in any year; this agreement is enforceable only by Mr. Koutsobinas and Mr. Shainberg and not by any other stockholder of the Company.

Item 7. Material to be Filed as Exhibits.

        Exhibit A      Joint Filing Agreement

        Exhibit B      Amended and Restated Share Acquisition,
                       Voting and Disposition Agreement.


Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ICT Technologies, Inc.

Date: 08/12/2003                      /s/ Vasilios Koutsobinas
                                      Name:  Vasilios Koutsobinas
                                      Title: CEO and Chairman of the Board


                                      ICT Technologies, Inc.

Date: 08/12/2003                      /s/ Joshua Shainberg
                                      Name:  Joshua Shainberg
                                      Title: President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages